UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2020
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 8, 2020, Origin Agritech Limited (“we” or the “Company”)entered into an Equity Purchase Agreement (“Equity Purchase Agreement”) with Oasis Capital, LLC (“Oasis Capital”), to provide an equity line (“Equity Line”). Subject to the terms and conditions of the Equity Purchase Agreement, we have the right to “put,” or sell, up to $5,000,000 worth of ordinary shares to Oasis Capital, LLC, a company formed under the laws of the Commonwealth of Puerto Rico. Oasis Capital’s purchase commitment will automatically terminate on the earlier of (a) the date on which Oasis Capital shall have acquired Put Shares for an aggregate purchase price of $5,000,000, (b) April 7, 2022, (c) written notice of termination by the Company to Oasis Capital (which shall not occur at any time that Oasis Capital holds any of the Put Shares), and (d) certain other specified events, such as bankruptcy of the Company. We have no obligation to sell any ordinary shares under the Equity Purchase Agreement. Oasis Capital will not be obligated to purchase Put Shares unless and until certain conditions (“Closing Conditions”) are met, including but not limited to, (i) the ordinary shares are listed or traded on an exchange or indicated trading medium, (ii) the ordinary shares are DWAC eligible, (iii) no chill is imposed on the ordinary shares, (iv) the Company is current in its reporting obligations under the Federal securities laws, and (v) a registration statement being effective which registers Oasis Capital’s resale of any Put Shares purchased by it under the Equity Line. The registration statement of which this prospectus is a part, upon effectiveness, is intended to satisfy this Closing Condition. Oasis Capital will pay a purchase price per share equal to 94% of the lowest VWAP of our ordinary shares on NASDAQ during the five trading days immediately following delivery of the put notice by the Company to Oasis Capital. The minimum value of a put notice is $20,000 worth of ordinary shares and the maximum number of ordinary shares is 150% of the average trading volume of the ordinary shares on NASDAQ for the five days preceding the date of the put notice.

In connection with the Equity Purchase Agreement, we also entered into Registration Rights Agreement (“Registration Rights Agreement”) with Oasis Capital requiring us to prepare and file a registration statement (“Initial Registration Statement”) registering the resale by Oasis Capital of the Registrable Securities by June 8, 2020. The Company is obligated to use its reasonable commercial efforts to have the Initial Registration Statement and any amendment thereto declared effective by the SEC at the earliest possible date. In the event the number of shares available under the Initial Registration Statement is insufficient to cover all of the Registrable Securities, the Company must amend the Initial Registration Statement or file a new registration statement (collectively, “Registration Statements”), so as to cover all of the ordinary shares that may be sold under the Equity Line, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act of 1933, as amended. As stated above, the effectiveness of the Initial Registration Statement is a condition precedent to our ability to sell Put Shares to Oasis Capital under the Equity Line. The Company is obligated to use reasonable commercial efforts to keep all Registration Statements effective, including but not limited to pursuant to Rule 415 promulgated under the Securities Act and available for the resale by Oasis Capital of all of the Registrable Securities covered thereby and no Put Shares remain issuable under the Equity Purchase Agreement.

The Equity Purchase Agreement and the Registration Rights Agreement contain covenants, representations and warranties of the Company and Oasis Capital that are typical for transactions of this type. Oasis Capital also agreed that neither it nor any affiliate acting on Oasis Capital’s behalf or pursuant to any understanding with Oasis Capital, will execute any short sales during the term of the Equity Purchase Agreement. The Company and Oasis Capital have granted each other customary indemnification rights in connection with the Equity Purchase Agreement and Registration Rights Agreement.

This transaction was consummated pursuant to a private placement under Section 4(2) of the Securities Act, with an accredited investor.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China's leading agricultural technology and a rural social e-commerce company, expanding in mid-2018 from crop seed breeding and genetic improvement business to be a leading technology developer in new rural e-commerce platform and Blockchain technologies. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: April 9, 2020

Exhibits Index to Form 6-K

Exhibit	Description

4.1	Form of Equity Purchase Agreement (Equity Line) between Oasis Capital, LLC and Origin Agritech Limited, dated April 8, 2020*

4.2	Form of Registration Rights Agreement between Oasis Capital, LLC and Origin Agritech Limited, dated April 8, 2020*

_______________

*Filed herewith